# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Braze, Inc., CIK 0001676238
CUSIP: 10576N102
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 63 Madison Building, 28 East 28th Street, Floor 12, NEW YORK, New York (NY), 10016
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-023168
Filed by CIK 0001665603

## Reporting persons
- Battery Ventures XI-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 714,569; sole dispositive power 0; shared dispositive power 714,569; aggregate amount beneficially owned 714,569 (0.6% of the class)
- Battery Ventures XI-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 188,805; sole dispositive power 0; shared dispositive power 188,805; aggregate amount beneficially owned 188,805 (0.2% of the class)
- Battery Ventures XI-A Side Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 742,400; sole dispositive power 0; shared dispositive power 742,400; aggregate amount beneficially owned 742,400 (0.7% of the class)
- Battery Ventures XI-B Side Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 160,974; sole dispositive power 0; shared dispositive power 160,974; aggregate amount beneficially owned 160,974 (0.1% of the class)
- Battery Investment Partners XI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 33,116; sole dispositive power 0; shared dispositive power 33,116; aggregate amount beneficially owned 33,116 (0% of the class)
- Battery Partners XI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 936,490; sole dispositive power 0; shared dispositive power 936,490; aggregate amount beneficially owned 936,490 (0.8% of the class)
- Battery Partners XI Side Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 903,374; sole dispositive power 0; shared dispositive power 903,374; aggregate amount beneficially owned 903,374 (0.8% of the class)
- Battery Ventures Select Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,537,467; sole dispositive power 0; shared dispositive power 2,537,467; aggregate amount beneficially owned 2,537,467 (2.3% of the class)
- Battery Partners Select Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,537,467; sole dispositive power 0; shared dispositive power 2,537,467; aggregate amount beneficially owned 2,537,467 (2.3% of the class)
- Battery Investment Partners Select Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 250,958; sole dispositive power 0; shared dispositive power 250,958; aggregate amount beneficially owned 250,958 (0.2% of the class)
- Battery Partners Select Fund I GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,788,425; sole dispositive power 0; shared dispositive power 2,788,425; aggregate amount beneficially owned 2,788,425 (2.5% of the class)
- Neeraj Agrawal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 582,892; shared voting power 4,628,289; sole dispositive power 582,892; shared dispositive power 4,628,289; aggregate amount beneficially owned 5,211,181 (4.6% of the class)
- Michael M. Brown: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 355,566; shared voting power 4,628,289; sole dispositive power 355,566; shared dispositive power 4,628,289; aggregate amount beneficially owned 4,983,855 (4.4% of the class)
- Morad Elhafed: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 97,411; shared voting power 2,788,425; sole dispositive power 97,411; shared dispositive power 2,788,425; aggregate amount beneficially owned 2,885,836 (2.6% of the class)
- Jesse Feldman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 432,080; shared voting power 4,628,289; sole dispositive power 432,080; shared dispositive power 4,628,289; aggregate amount beneficially owned 5,060,369 (4.5% of the class)
- Russell L. Fleischer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 237,585; shared voting power 4,628,289; sole dispositive power 237,585; shared dispositive power 4,628,289; aggregate amount beneficially owned 4,865,874 (4.3% of the class)
- Roger H. Lee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,628,289; sole dispositive power 0; shared dispositive power 4,628,289; aggregate amount beneficially owned 4,628,289 (4.1% of the class)
- Chelsea R. Stoner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 223,737; shared voting power 4,628,289; sole dispositive power 223,737; shared dispositive power 4,628,289; aggregate amount beneficially owned 4,852,026 (4.3% of the class)
- Dharmesh Thakker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 217,772; shared voting power 4,628,289; sole dispositive power 217,772; shared dispositive power 4,628,289; aggregate amount beneficially owned 4,846,061 (4.3% of the class)
- Scott R. Tobin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 343,754; shared voting power 4,628,289; sole dispositive power 343,754; shared dispositive power 4,628,289; aggregate amount beneficially owned 4,972,043 (4.4% of the class)

## Item 1. Issuer
Name of issuer: Braze, Inc.
Address of issuer's principal executive offices: 63 Madison Building, 28 East 28th Street, Floor 12, NEW YORK, NY, 10016.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Battery Ventures XI-A, L.P. ("BV11-A")
Battery Ventures XI-B, L.P. ("BV11-B")
Battery Ventures XI-A Side Fund, L.P. ("BV11-A SF")
Battery Ventures XI-B Side Fund, L.P. ("BV11-B SF")
Battery Investment Partners XI, LLC ("BIP11")
Battery Partners XI, LLC ("BP11")
Battery Partners XI Side Fund, LLC ("BP11SF")
Battery Ventures Select Fund I, L.P. ("BV Select I")
Battery Partners Select Fund I, L.P. ("BP Select I")
Battery Investment Partners Select Fund I, L.P. ("BIP Select I")
Battery Partners Select Fund I GP, LLC ("BP Select I GP")
Neeraj Agrawal ("Agrawal")
Michael M. Brown ("Brown")
Morad Elhafed ("Elhafed")
Jesse Feldman ("Feldman")
Russel L. Fleischer ("Fleischer")
Roger H. Lee ("Lee")
Chelsea R. Stoner ("Stoner")
Dharmesh Thakker ("Thakker")
Scott R. Tobin ("Tobin")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
Battery Ventures
One Marina Park Drive
Suite 1100
Boston, MA 02210
Citizenship:
BV11-A Delaware
BV11-B Delaware
BV-11A SF Delaware
BV-11B SF Delaware
BIP11 Delaware
BP11 Delaware
BP11SF Delaware
BV Select I Delaware
BP Select I Delaware
BIP Select I Delaware
BP Select I GP Delaware
Agrawal United States
Brown United States
Elhafed United States
Feldman United States
Fleischer United States
Lee United States
Stoner United States
Thakker United States
Tobin United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G/A sets forth the aggregate number of shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

The Reporting Persons' beneficial ownership of the Issuer's Common Stock consists of (i) 714,569 shares of Class A common stock held directly by BV11-A; (ii) 188,805 shares of Class A common stock held directly by BV11-B; (iii) 742,400 shares of Class A common stock held directly by BV11-A SF; (iv) 160,974 shares of Class A common stock held directly by BV11-B SF; (v) 33,116 shares of Class A common stock held directly by BIP11; (vi) 2,537,467 shares of Class A common stock held directly by BV Select I; (vii) 250,958 shares of Class A common stock held directly by BIP Select I; (viii) 582,892 shares of Class A common stock held by Agrawal; (ix) 355,566 shares of Class A common stock held by Brown; (x) 97,411 shares of Class A common stock held by Elhafed; (xi) 432,080 shares of Class A common stock held by Feldman; (xii) 237,585 shares of Class A common stock held by Fleischer; (xiii) 223,737 shares of Class A common stock held by Stoner; (xiv) 217,772 shares of Class A common stock held by Thakker; and (xv) 343,754 shares of Class A common stock held by Tobin.

BP11 is the general partner of each of BV11-A and BV11-B and the managing member of BIP11. BP11SF is the general partner of each BV11-A SF and BV11-B SF. BP Select I is the general partner of BV Select I. BP Select I GP is the general partner of BP Select I and BIP Select I. Agrawal, Brown, Feldman, Fleischer, Lee, Stoner, Thakker and Tobin (collectively the "BV Managing Members"), as managing members of each of BP11 and BP11SF, share voting and investment authority over the shares held by each of BV11-A, BV11-B, BIP11, BV11-A SF, and BV11-B SF. The BV Managing Members and Elhafed, as managing members of BP Select I GP, share voting and investment authority over the shares held by each of BV Select I and BIP Select I.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G/A sets forth the percentages of the shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference. The percentage set forth in each row 11 is based upon 112,631,669 shares of Class A common stock outstanding as of May 20, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 28, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement dated February 14, 2025 (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13G filed with the SEC on February 14, 2025).

## Signatures
- Battery Ventures XI-A, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2026)
- Battery Ventures XI-B, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2026)
- Battery Ventures XI-A Side Fund, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2026)
- Battery Ventures XI-B Side Fund, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2026)
- Battery Investment Partners XI, LLC: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2026)
- Battery Partners XI, LLC: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2026)
- Battery Partners XI Side Fund, LLC: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2026)
- Battery Ventures Select Fund I, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2026)
- Battery Partners Select Fund I, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2026)
- Battery Investment Partners Select Fund I, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2026)
- Battery Partners Select Fund I GP, LLC: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2026)
- Neeraj Agrawal: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2026)
- Michael M. Brown: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2026)
- Morad Elhafed: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2026)
- Jesse Feldman: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2026)
- Russell L. Fleischer: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2026)
- Roger H. Lee: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2026)
- Chelsea R. Stoner: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2026)
- Dharmesh Thakker: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2026)
- Scott R. Tobin: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2026)